Exhibit 12.1

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges

(In millions, unaudited)

	2001		2002		2003		2004		2005

Actual:
Computation of Earnings:

Income from continuing operations before income taxes	$697		$(1,678)		$644		$822		$1,458
Adjustment for undistributed equity earnings, net of distributions	(154)		247		(51)		(41)		(44)
Depreciation of previously capitalized interest	9		12		16		17		18
Fixed charges	1,657		2,087		2,160		2,042		2,007
Less:
Capitalized interest	(211)		(234)		(115)		(48)		(50)
Preference security dividend of consolidated subsidiary	(5)		(4)		(5)		(6)		(5)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	—		—		—		—		—

Earnings	$1,993		$430		$2,649		$2,786		$3,384

Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$1,381		$1,789		$1,980		$1,928		$1,892
Capitalized interest	211		234		115		48		50
Preference security dividend of consolidated subsidiary	5		4		5		6		5
Interest expense included in rental expense	60		60		60		60		60

Fixed Charges	$1,657		$2,087		$2,160		$2,042		$2,007

Ratio of earnings to fixed charges	1.20	x	0.21	x	1.23	x	1.36	x	1.69	x